Mail Stop 7010
								January 30, 2006



Martin J. Landon
Vice President and Chief Financial Officer
Kinetic Concepts, Inc.
8023 Vantage Drive
San Antonio, Texas 78230

      Re:	Kinetic Concepts, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarters Ended September 30, 2005
		File No. 1-09913

Dear Mr. Landon:

      We have reviewed your response and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Period Ended September 30, 2005

Financial Statements - Note 5. Litigation Settlement

1.	We note your response to prior comment 3, however it remains unclear to us what specific events and circumstances occurred, from the date you filed your FY 2004 10K until the date you disclosed the settlement with Novamedix, which significantly changed your assessment of this litigation. Please tell us:
* The underlying estimates and assumptions you used to determine the original range of loss of $3,000,000 to $10,000,000.
* The specific facts and circumstances that resulted in your original range of loss being materially inadequate.
* The reasons why you accepted the $75 million settlement.
* The underlying estimates and assumptions you used to determine you should accept the settlement.
* The reasons why you retained an independent outside counsel when you did and the reasons why you did not believe outside counsel was necessary any earlier.
* The reasons why you did not disclose the original range of loss of
$3,000,000 to $10,000,000.
* The reasons why you first disclosed in your 6/30/05 Form 10-Q that damages awarded may be significant and why you did not provide any quantification of the potential damages.
* The reasons why you did not disclose the September 30, 2005 settlement until October 25, 2005.

2.		Based on your current disclosures, it is not clear to us
if
or how the patent infringement settlement with Novamedix may impact future results of operations and cash flows. With a view to future disclosure, please tell us the amount of revenues you generated each period related to the products that were the subject of this litigation. Please also tell us, if and how you expect the settlement to impact future results and cash flows.

Financial Statements - Note 7. Commitments and Contingencies

3.		Based on your current disclosures is not clear to us how
the pending patent infringement litigation with BlueSky may impact future results of operations and cash flows. With a view to future disclosure, please tell us the amount of revenues you generated each period related to products that are the subject of this litigation.
Please also help us understand, with additional specificity, how an unfavorable resolution of this litigation may impact future results and cash flows.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Bret Johnson at (202) 551-3753, Anne
McConnell
at (202) 551-3709 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,



John Cash
Accounting Branch Chief
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Martin Landon
Kinetic Concepts, Inc.
January 30, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE